Exhibit 12
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AMERICAN HOME PRODUCTS CORPORATION
              RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of dollars, except ratio amounts)

                                             Year Ended December 31,
                         -----------------------------------------------------------------
Earnings                    1994*      1993       1992       1991      1990        1989
                         ---------- ---------- ---------- ---------- ---------- ----------
Earnings from continuing
operations before taxes
on income                $2,029,760 $1,992,665 $1,724,070 $1,759,810 $1,828,278 $1,414,322

Add:
Fixed charges               155,187     91,500     63,403     50,554    154,905     60,908

Minority interest in
earnings of consolidated
subsidiary                    5,303      4,027      3,803      3,823      3,215      2,955

Minority interest in loss
of consolidated subsidiary  (17,873)    (9,129)    (3,149)      -          -          -

Equity loss                   1,691       -          -          -          -          -

Amortization of capitalized
interest                        497       -          -          -          -          -

Less:
Capitalized interest          9,792     14,898       -          -          -          -

Dividends on preferred stock
of majority-owned subsidiary   -         3,436      4,589       -          -          -
                         ---------- ---------- ---------- ---------- ---------- ----------
  Total earnings
    as defined           $2,164,773 $2,060,729 $1,783,538 $1,814,187 $1,986,398 $1,478,185
                         ========== ========== ========== ========== ========== ==========


Fixed Charges

Interest and amortization
of debt expense            $116,661    $47,871    $35,503    $31,431   $136,225    $42,560

Capitalized interest          9,792     14,898       -          -          -          -

Interest factor of rental
 expense (a)                 28,734     25,295     23,311     19,123     18,680     18,348

Dividends on preferred
stock of majority-owned
subsidiary                    -          3,436      4,589       -          -          -
                           --------    -------    -------    -------   --------    -------
  Total fixed charges
   as defined              $155,187    $91,500    $63,403    $50,554   $154,905    $60,908
                           ========    =======    =======    =======   ========    =======
Ratio of earnings to
  fixed charges                  14         23         28         36         13         24

*  - The 1994 results include one-month results of American Cyanamid Company which was acquired by American Home Products in December in a purchase transaction.  Assuming the acquisition took place on January 1, 1994 the pro forma ratio of earnings to fixed charges would be 2.9 for the year ended December 31, 1994.

(a)- A 1/3 factor was utilized to compute the portion of rental expenses deemed representative of the interest factor.
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